UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

USMD Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

903313 104

(CUSIP Number)

USMD Holdings, Inc. 6333 North State Highway 161, Suite 200 Irving, Texas 75038 Attention: Greg Cardenas, General Counsel Telephone (214) 493-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D
CUSIP No. 903313 104		Page 2 of 6

1	NAME OF REPORTING PERSON John M. House, M.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 57,855 shares
	8	SHARED VOTING POWER 744,151 shares
	9	SOLE DISPOSITIVE POWER 57,855 shares
	10	SHARED DISPOSITIVE POWER 744,151 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 802,006 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 903313 104		Page 3 of 6

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value per share (“Common Stock”), of USMD Holdings, Inc., a Delaware corporation (“Holdings”). The principal executive office of Holdings is located at 6333 North State Highway 161, Suite 200, Irving, Texas 75038.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by John M. House M.D. ( “Dr. House”)

(b) The business address of Dr. House is 6333 North State Highway 161, Suite 200, Irving, Texas 75038.

(c) Dr. House serves as the Chairman of the Board and Chief Executive Officer of Holdings at the address noted above.

(d) During the last five years, Dr. House has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. House has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. House is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4 below. No funds are being expended in connection with the acquisition of the shares of Common Stock. The shares are being acquired pursuant to the business combination described in the Contribution Agreement as further detailed in Item 4.

Item 4. Purpose of Transaction.

Pursuant to a Registration Statement on Form S-4, File No. 333-171386 (the “Registration Statement”), Holdings registered the issuance of up to 10,225,000 shares of its Common Stock to be issued in connection with a business combination described therein (the “Contribution”) and in the Contribution and Purchase Agreement by and among Holdings, UANT Ventures, L.L.P. (“Ventures”), Urology Associates of North Texas, L.L.P. (“UANT”) and USMD Inc. (“USMD”), dated as of August 19, 2010 (the “Original Contribution Agreement”). Pursuant to the terms of the Original Contribution Agreement, immediately prior to the Contribution, a subsidiary of Ventures would merge with and into UANT, resulting in UANT becoming a wholly-owned subsidiary of Ventures, and certain of the USMD shareholders, including Dr. House, would contribute all or a portion of their shares of USMD common stock to Ventures in exchange for partnership interests in Ventures. Upon consummation of the Contribution, Ventures would contribute its assets, which would include its equity interests in USMD and UANT, and the remaining USMD shareholders would contribute their USMD shares, to Holdings in exchange for shares of Common Stock.

SCHEDULE 13D
CUSIP No. 903313 104		Page 4 of 6

In December 2011, Ventures entered into merger agreements with each of The Medical Clinic of North Texas, P.A. (“MCNT”) and Impel Management Services, L.L.C. (“Impel”). These merger agreements (the “Merger Agreements”) provided that subsidiaries of Ventures would merge with and into each of MCNT and Impel, resulting in these businesses becoming wholly-owned subsidiaries of Ventures prior to the closing of the Contribution. By virtue of the mergers, the equity interests in MCNT and Impel would be exchanged for partnership interests in Ventures. Effective December 15, 2011, Holdings, USMD, UANT and Ventures entered into an Amendment to the Contribution and Purchase Agreement (the “Amendment” and collectively with the Original Contribution Agreement, the “Contribution Agreement”) to reflect, among other changes, that, immediately following the mergers, Ventures would contribute to Holdings, in addition to its equity interests in USMD and UANT, its equity interests in MCNT and Impel as part of the Contribution. On May 21, 2012, Ventures, Holdings, MCNT and Impel executed corresponding amendments to the merger agreements.

The Contribution was consummated effective August 31, 2012. Upon completion of the Contribution, Dr. House was issued 57,855 shares of Common Stock. Pursuant to the terms of the Contribution Agreement, Ventures, in which Dr. House is a partner, was issued 8,666,440 shares of Common Stock and was also granted an option to purchase an additional 79,027 shares of Common Stock at an exercise price of $24.96 per share. As a result of his ownership of partnership interests in Ventures, upon the completion of the Contribution, Dr. House indirectly beneficially owns 742,142 shares of the Common Stock and indirectly beneficially owns an option to purchase an additional 2,009 shares of Common Stock . As a result of these transactions, as of the close of business on August 31, 2012, Dr. House directly and indirectly beneficially owned 799,996 shares of Common Stock and indirectly beneficially owns options to purchase 2,009 shares of Common Stock.

Dr. House is the Chairman of the Board and Chief Executive Officer of Holdings. As such, he may have influence over the corporate activity of Holdings, including activity that may relate to the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of August 31, 2012, the aggregate number of shares of Common Stock and the percentage of the outstanding shares of Common Stock Dr. House beneficially owned is as follows:

•	Dr. House is the direct beneficial owner of 57,855 shares of Common Stock, representing 0.6% of the outstanding shares based upon 10,033,800 shares issued and outstanding as of such date.

•

By virtue of his equity interests in Ventures, Dr. House is the indirect beneficial owner of 742,142 shares of the Common Stock held by Ventures, representing 7.4% of the outstanding shares based upon 10,033,800 shares issued and outstanding as of such date.

•	By virtue of his equity interests in Ventures, Dr. House is the indirect beneficial owner of options to purchase 2,009 shares of Common Stock held by Ventures.

In addition, pursuant to the terms of the Contribution Agreement, 1,000,000 shares of Common Stock is being held in escrow until various post-closing adjustments described in the Contribution Agreement are finalized. Accordingly, the ownership amounts set forth in this Schedule 13D are subject to adjustment based upon the finalization of these post-closing adjustments under the Contribution Agreement.

SCHEDULE 13D
CUSIP No. 903313 104		Page 5 of 6

Dr. House, along with another individual, has been designated the escrow agent for the 1,000,000 shares. Dr. House disclaims beneficial ownership of the securities held by Ventures and for which he serves as escrow agent, except to the extent of his pecuniary interests therein.

(b) Dr. House has sole voting and dispositive power with respect to 57,855 shares of Common Stock and has shared voting and dispositive power with respect to 742,142 shares of Common Stock and with respect to options to purchase 2,009 shares of Common Stock.

(c) Dr. House has not engaged in any transactions in the Common Stock during the past 60 days, other than as described in Item 4.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SCHEDULE 13D
CUSIP No. 903313 104		Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 14, 2012

By	/s/ John M. House, M.D.
John M. House, M.D.